Filed by: Fifth Third Bancorp

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Comerica Incorporated

(Commission File No.: 001-10706)

Date: October 6, 2025

The following CNBC interview by Fifth Third Bancorp CEO Timothy Spence was made available by Fifth Third Bancorp on October 6, 2025.

FIFTH THIRD CEO TIM SPENCE

CNBC INTERVIEW TRANSCRIPTION

10/6/25

Rebecca Quick

Fifth Third is buying Comerica in an all-stock deal that’s valued at 10.9 billion dollars. That’s a 20% premium to Comerica’s 10-day average stock price. After the merger, Fifth Third shareholders will own 73% of the combined company. Joining us right now is Fifth Third CEO Timothy Spence, and our very own Leslie Picker. First of all, Timothy, welcome! I think two big questions here today. First of all, why Comerica? The second one is, why now?

Timothy Spence

Sure, Becky. It’s now officially you and my mother who use the term Timothy, as opposed to, as opposed to Tim. I think “why Comerica?” is relatively simple. The things that have defined Fifth Third over the course of the past 10 years have been this focus on stability, profitability, and our ability to drive organic growth. And in the wake of Silicon Valley’s failure, in particular, the strength of the granular retail deposit base that we have. What’s defined Comerica is this: its incredible middle market commercial banking platform. And the access that Comerica had to high growth markets, like Texas, and large economies, like California, in addition to its legacy presence in Michigan. So, the combination of those two things is going to be really powerful. From a Comerica perspective, we’re going to be able to take their middle market platform, their specialty verticals, and scale them across our entire footprint. And what Fifth Third will bring to the table is the know-how and the best-in-class de novo branch-opening program that has been so successful for us in the Southeast, that we’re going to be able to pour it into Texas, where we intend to bring 150 additional branches and to move into a top-five position in Dallas, Houston, and Austin. And I think the rationale for now is these things have to make sense, but the timing has to work as well. So, in our case, you know, the Southeast has been a big point of focus for us. We have 85% of the branch locations of the remaining branches we intend to build already secured. So, we have the capacity to be looking forward. And from Comerica’s perspective, I know it’s been a careful and deliberative process that they ultimately concluded, given where they are in terms of asset size, given what they believed they needed to do to continue to build their franchise, that it made sense to be part of a broader company. And that is, from my perspective, a really exciting fit.

Rebecca Quick

I understand why you don’t like “Timothy”. When I’m “Rebecca” that means I’m in trouble with my mother, so I get it. And I’ll save it for “Tim” for now. But for the “why now?” is it also because this is a friendly regulatory environment, wouldn’t have happened before?

Timothy Spence

Yeah, you know, I have said publicly, I have been pretty confident that we would have had the ability to get a deal done in the prior administration and under prior regulators. We’re proud of the strength and stability of the bank. And we were approved to bid on the failed banks in 2023 so the, you know, the regulators at that point in time were clear that they believed that we had the capacity to run a much larger bank. I do believe that time is your enemy once you announce these transactions. And in an environment where we are seeing merger approvals come through faster, it definitely builds our confidence and our ability to retain the key people in Comerica and the client facing folks who have such an incredible standard to care with clients, you know, from here to approval and close, and then through conversion.

Rebecca Quick

Leslie?

Leslie Picker

Tim, I wanted to ask you about the diligence process for Comerica. Comerica runs a pretty asset sensitive balance sheet, historically has had some CRE exposure. What did you find when diligencing their loan book? I know you mentioned on the call that there’s some purchase accounting that allows you to rebalance (Timothy Spence: Mhmm.), which could help with some potential volatility. How do you, how do you kind of characterize the process that you went through in looking through the loan book? And then also, how post-merger things will look for, for Fifth Third?

Timothy Spence

Yeah, yeah, absolutely. It was a robust diligence process, as you would expect. Our leaders at Fifth Third, one of the things I take pride in is, our leaders work. They don’t just manage folks. So, we had our experts across the organization at the very top of the house deeply involved in cracking loan files and in reviewing operational processes, and, you know, Board risk reports and otherwise, if you were to look at our balance sheet. So, you look at Fifth Third over the course of the past five years and say, “where have we distinguished ourselves?” We’re really excellent asset liability managers, right? We came through the SVB, you know, crisis, in a very strong shape because of the discipline that we have and the way that we manage rate risk. And I think we are the only large bank to be in a net recovery position over the last 3 or 4 years in commercial real estate. So, the two areas that you mentioned are things that I would tell you we are unusually good at. Now, the good news, purchase accounting does give us the ability to address the hedges, the rate hedges at Comerica that were causing them to underearn relative to the natural earning power of the balance sheet. And I think we mentioned on the call that that impact alone was north of 80 million dollars in income in the second quarter for Comerica. And the only large bank that I know of that’s close to where we are in terms of commercial real estate credit performance is Comerica. And I believe their charge-off rate had been about 10 basis points, which is really excellent in totality. So, we remain really comfortable with both those things. You know, in terms of the other things we learned, it is still a disruptive step, from 99 billion to 100 billion-plus in terms of the regulatory expectations and the heightened standards that were built into the Dodd Frank Act. And Comerica was having to build out those risk programs on an 85-billion-dollar balance sheet. Whereas we have those risk programs on a 210-billion-dollar balance sheet. So, we’re very confident in our ability to bring these two companies together and to deliver the same safety, and soundness, and consistency in terms of performance that have been hallmarks of Fifth Third.

FORWARD-LOOKING STATEMENTS

This communication contains statements that constitute “forward-looking statements” within the meaning of, and subject to the protections of, Section 27A of the Securities Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as “achieve,” “anticipate,” “assume,” “believe,” “could,” “deliver,” “drive,” “enhance,” “estimate,” “expect,” “focus,” “future,” “goal,” “grow,” “guidance,” “intend,” “may,” “might,” “plan,” “position,” “potential,” “predict,” “project,” “opportunity,” “outlook,” “should,” “strategy,” “target,” “trajectory,” “trend,” “will,” “would,” and other similar words and expressions or the negative of such terms or other comparable terminology. Forward-looking statements include, but are not limited to, statements about our business strategy, goals and objectives, projected financial and operating results, including outlook for future growth, and future common share dividends, common share repurchases and other uses of capital. These statements are not historical facts, but instead represent our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside of our control.

Comerica Incorporated’s (“Comerica”) and Fifth Third Bancorp’s (“Fifth Third”) actual results and financial condition may differ materially from those indicated in these forward-looking statements. Important factors that could cause Comerica’s and Fifth Third’s actual results, financial condition and predictions to differ materially from those indicated in such forward-looking statements include, in addition to those set forth in our and Fifth Third’s filings with the U.S. Securities and Exchange Commission (the “SEC”): (1) the risk that the cost savings and synergies from the merger of Comerica with Fifth Third (the “Transaction”) may not be fully realized or may take longer than anticipated to be realized; (2) the failure of the closing conditions in the merger agreement between Comerica and Fifth Third providing for the Transaction to be satisfied, or any unexpected delay in closing the Transaction or the occurrence of any event, change or other circumstances, including the impact and timing of any government shutdown, that could delay the Transaction or could give rise to the termination of the merger agreement; (3) the outcome of any legal or regulatory proceedings or governmental inquiries or investigations that may be currently pending or later instituted against Comerica, Fifth Third or the combined company; (4) the possibility that the Transaction does not close when expected or at all because required regulatory, stockholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the proposed Transaction); (5) the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which Comerica and Fifth Third operate; (6) disruption to the parties’ businesses as a result of the announcement and pendency of the Transaction; (7) the costs associated with the anticipated length of time of the pendency of the Transaction, including the restrictions contained in the definitive merger agreement on the ability of Comerica or Fifth Third to operate its business outside the ordinary course during the pendency of the Transaction; (8) risks related to management and oversight of the expanded business and operations of the combined company following the closing of the proposed Transaction; (9) the risk that the integration of each party’s operations will be materially delayed or will be more costly or difficult than expected or that the parties are otherwise unable to successfully integrate each party’s businesses into the other’s businesses; (10) the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (11) reputational risk and potential adverse reactions of Comerica or Fifth Third customers, employees, vendors, contractors or other business partners, including those resulting from the announcement or completion of the Transaction; (12) the dilution caused by Fifth Third’s issuance of additional shares of its common stock in connection with the Transaction; (13) a material adverse change in the condition of Comerica or Fifth Third; (14) the extent to which Comerica’s or Fifth Third’s businesses perform consistent with management’s expectations; (15) Comerica’s and Fifth Third’s ability to take advantage of growth opportunities and implement targeted initiatives in the timeframe and on the terms currently expected; (16) the inability to sustain revenue and earnings growth; (17) the execution and efficacy of recent strategic investments; (18) the timing and impact of Comerica’s Direct Express transition; (19) the impact of macroeconomic factors, such as changes in general economic conditions and monetary and fiscal policy, particularly on interest rates; (20) changes in customer behavior; (21) unfavorable developments concerning credit quality; (22) declines in the businesses or industries of Comerica’s or Fifth Third’s customers; (23) the possibility that the combined company is subject to additional regulatory requirements as a result of the proposed Transaction of expansion of the combined company’s business operations following the proposed Transaction; (24) general competitive, political and market conditions and other factors that may affect future results of Comerica and Fifth Third including changes in asset quality and credit risk; (25) security risks, including cybersecurity and data privacy risks, and capital markets; (26) inflation; (27) the impact, extent and timing of technological changes; (28) capital management activities; (29) competitive product and pricing pressures; (30) the outcomes of legal and regulatory proceedings and related financial services industry matters; and (31) compliance with regulatory requirements. Any forward-looking statement made in this communication is based solely on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except to the extent required by law. These and other important factors, including those discussed under “Risk Factors” in Comerica’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000108/cma-20241231.htm), and in Fifth Third’s Annual Report on Form 10-K for the year ended December 31, 2024 (available at: https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000003552725000079/fitb-20241231.htm), as well as Comerica’s and Fifth Third’s subsequent filings with the SEC, may cause actual results, performance or achievements to differ materially from those expressed or implied by these forward-looking statements. The forward-looking statements herein are made only as of the date they were first issued, and unless otherwise required by applicable securities laws, Comerica and Fifth Third disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.

ADDITIONAL INFORMATION ABOUT THE TRANSACTION AND WHERE TO FIND IT

Fifth Third intends to file a registration statement on Form S-4 with the SEC to register the shares of Fifth Third common stock that will be issued to Comerica stockholders in connection with the proposed Transaction. The registration statement will include a joint proxy statement of Comerica and Fifth Third that also constitutes a prospectus of Fifth Third. The definitive joint proxy statement/prospectus will be sent to the stockholders of Comerica and shareholders of Fifth Third in connection with the proposed Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM S-4 WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION REGARDING COMERICA, FIFTH THIRD, THE TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Comerica or Fifth Third through the website maintained by the SEC at https://www.sec.gov or by contacting the investor relations department of Comerica or Fifth Third at:

Comerica Inc.	Fifth Third Bancorp
Comerica Bank Tower 1717 Main Street, MC 6404	38 Fountain Square Plaza MD 1090FV
Dallas, TX 75201	Cincinnati, OH 45263
Attention: Investor Relations	Attention: Investor Relations
InvestorRelations@comerica.com (833) 571-0486	IR@53.com (866) 670-0468

Before making any voting or investment decision, investors and security holders of Comerica and Fifth Third are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the proposed Transaction. Free copies of these documents may be obtained as described above.

PARTICIPANTS IN THE SOLICITATION

Comerica, Fifth Third and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Comerica and shareholders of Fifth Third in connection with the Transaction under the rules of the SEC. Information regarding the directors and executive officers of each of Comerica and Fifth Third is set forth in (i) Comerica’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Information about Nominees and Other Directors”, “Director Independence”, “Transactions with Related Persons”, “Compensation Committee Interlocks and Insider Participation”, “Compensation of Directors”, “Proposal 3 Submitted for your Vote – Non-Binding, Advisory Proposal Approving Executive Compensation”, “Pay Versus Performance”, “Pay Ratio Disclosure” and “Security Ownership of Management”, which was filed with the SEC on March 17, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000028412/000002841225000135/cma-20250313.htm, and (ii) Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, including under the headings entitled “Board of Directors Compensation”, “Compensation Discussion and Analysis”, “Human Capital and Compensation Committee Report”, “Compensation of Named Executive Officers”, “CEO Pay Ratio”, “Pay vs Performance”, “Company Proposal No. 2: Advisory Vote on Compensation of Named Executive Officers (Item 3 on Proxy Card)” and “Compensation Committee Interlocks and Insider Participation”, which was filed with the SEC on March 4, 2025 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/0000035527/000119312525045653/d901598ddef14a.htm. To the extent holdings of each of Comerica’s or Fifth Third’s securities by its directors or executive officers have changed since the amounts set forth in Comerica’s or Fifth Third’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC, which are available at https://www.sec.gov/edgar/browse/?CIK=35527&owner=exclude, and at https://www.sec.gov/edgar/browse/?CIK=28412&owner=exclude.

Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement and other relevant materials to be filed with the SEC when they become available. You may obtain free copies of these documents through the website maintained by the SEC at https://www.sec.gov.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.